SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549

                        AMENDMENT NO. 1

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934


                      OWENS & MINOR, INC.
                        (Name of Issuer)


                 Common Stock, $2.00 par value
                 (Title of Class of Securities)


                           690730106
                         (CUSIP Number)


                    H. Vaughan Blaxter, III
                      1900 Grant Building
                 Pittsburgh, Pennsylvania 15219

                         (412) 281-2620
         (Name, address and telephone number of person
       authorized to receive notices and communications)

                          May 13, 1998
     Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following:   [   ]

CUSIP NO. 690730106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     C. G. GREFENSTETTE                       I.D. ####-##-####

2    Check the Appropriate Box if Member of a Group   (a)  [ X ]     (b)  [    ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                   [       ]

6    Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power
     2,971

8    Shared Voting Power

9.   Sole Dispositive Power
     2,971

10   Shared Dispositive Power

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,971

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     .009%

14   Type of Reporting Person
     IN

CUSIP NO. 690730106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     HENRY L. HILLMAN                                      I.D. ####-##-####

2    Check the Appropriate Box if Member of a Group    (a)  [ X ]   (b)  [   ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                   [       ]

6    Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power

8    Shared Voting Power
     0

9    Sole Dispositive Power

10   Shared Dispositive Power
     0

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     0

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     0%

14   Type of Reporting Person
     IN

CUSIP NO. 690730106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     ELSIE HILLIARD HILLMAN                                I.D. ####-##-####

2    Check the Appropriate Box if Member of a Group    (a)  [  X  ]   (b)  [   ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                   [       ]

6    Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power

8    Shared Voting Power
     0

9    Sole Dispositive Power

10   Shared Dispositive Power
     0

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     0

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     0%

14   Type of Reporting Person
     IN

CUSIP NO. 690730106

1 Name of Reporting Person S.S. or I.R.S. Identification No. of above Person HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN & C. G. GREFENSTETTE,
     TRUSTEES OF THE HENRY L. HILLMAN TRUST U/A DATED NOVEMBER
     18, 1985                      I.D. #18-2145466

2    Check the Appropriate Box if Member of a Group    (a)  [ X ]   (b)  [    ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                   [       ]

6    Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power

8    Shared Voting Power
     0

9    Sole Dispositive Power

10   Shared Dispositive Power
     0

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     0

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     0%

14   Type of Reporting Person
     OO

CUSIP NO. 690730106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     THE HILLMAN COMPANY                             I.D. #25-1011286

2    Check the Appropriate Box if Member of a Group   (a)  [ X ]   (b)  [     ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                   [       ]

6    Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power

8    Shared Voting Power
     0

9    Sole Dispositive Power

10   Shared Dispositive Power
     0

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     0

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     0%

14   Type of Reporting Person
     CO

CUSIP NO. 690730106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     WILMINGTON INVESTMENTS, INC.        I.D. #51-0344688

2    Check the Appropriate Box if Member of a Group    (a)  [ X ]  (b)  [    ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                   [       ]

6    Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power

8    Shared Voting Power
     0

9    Sole Dispositive Power

10   Shared Dispositive Power
     0

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     0

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     0%

14   Type of Reporting Person
     CO

CUSIP NO. 690730106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     WILMINGTON SECURITIES, INC.                 I.D. #51-0114700

2    Check the Appropriate Box if Member of a Group    (a)  [ X ]   (b)  [    ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                   [       ]

6    Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power

8    Shared Voting Power
     0

9    Sole Dispositive Power

10   Shared Dispositive Power
     0

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     0

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     0%

14   Type of Reporting Person
     CO

                          SCHEDULE 13D


     This statement ("Statement") constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on May 22, 1997 (the "Filing").

Item 1.  Security and Issuer

     This Statement relates to the Common Stock, $2.00 par value (the "Common Stock"), of Owens & Minor, Inc., a corporation organized under the laws of the State of Virginia (the "Issuer"). The address of the Issuer's principal executive offices is 4800 Cox Road, Glen Allen, Virginia 23060. The Common Stock is quoted on the New York Stock Exchange under the symbol "OMI".

Item 2.  Identity and Background

     (a) Names of persons filing (individually, the "Registrant" and collectively, the "Registrants"):

          Wilmington Securities, Inc., a wholly-owned subsidiary of Wilmington Investments, Inc.

          Wilmington Investments, Inc., a wholly-owned subsidiary of The Hillman Company.

          The Hillman Company, a corporation controlled by Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the Henry L. Hillman Trust U/A dated
          November 18, 1985.

          Henry L. Hillman, Elsie Hilliard Hillman and C. G.
          Grefenstette, Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985 (the "1985 Trust").

          C. G. Grefenstette

          Henry L. Hillman

          Elsie Hilliard Hillman

          The name, position, business address and citizenship of each director and executive officer of the entities listed above, each controlling person of such entities and each director and executive officer of any person or corporation in control of said entities, is attached hereto as Exhibit 1.

     (b)  Business Address

          The addresses of the Registrants are as follows:

          The Hillman Company and the 1985 Trust
          are each located at:
          1900 Grant Building
          Pittsburgh, Pennsylvania 15219

          Wilmington Securities, Inc. and Wilmington Investments, Inc. are located at:
          824 Market Street, Suite 900
          Wilmington, Delaware 19801

          C. G. Grefenstette
          2000 Grant Building
          Pittsburgh, Pennsylvania 15219

          Henry L. Hillman
          2000 Grant Building
          Pittsburgh, Pennsylvania 15219

          Elsie Hilliard Hillman
          2000 Grant Building
          Pittsburgh, Pennsylvania 15219

     (c)  Principal occupation or employment

          The principal occupations of the corporations, listed in response to
          Item 2(a) are: diversified investments and operations.

          The principal occupation of the 1985 Trust is: diversified investments and operations.

          C. G. Grefenstette
          See Exhibit 1

          Henry L. Hillman
          See Exhibit 1

          Elsie Hilliard Hillman
          See Exhibit 1

     (d)  Criminal convictions

          None of the persons named in Item 2(a)(including Exhibit 1) have been convicted in a criminal proceeding in the last five years.

     (e)  Civil proceedings

          None of the persons listed in response to Item 2(a) (including Exhibit
          1) have in the last five years been subject to a judgment, decree or final order as described in Item 2, subsection (e) of Schedule 13D.

     (f)  Citizenship

          The 1985 Trust is a Pennsylvania trust.

          Wilmington Securities, Inc. and Wilmington Investments, Inc. are Delaware corporations.

          The Hillman Company is a Pennsylvania corporation.

          C. G. Grefenstette, Henry L. Hillman and Elsie Hilliard Hillman are U.S. citizens.

Item 3.  Source and  Amount of Funds or Other Consideration

          Not applicable.

Item 4.  Purpose of Transaction

          On May 13, 1998, Wilmington Securities, Inc. sold 1,150,000 shares of Series B Preferred Stock, $100.00 par value, of the Issuer, to the Issuer pursuant to a Stock Purchase Agreement dated April 13, 1998, as amended. The aggregate purchase price for the Stock was $115,172,500.

          Except as set forth above, the Registrants have no present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or Management of the Issuer including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f)any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act of 1933, or (j) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a)  Beneficial Ownership

          On May 13, 1998, Wilmington Securities, Inc. sold 1,150,000 shares of Series B Preferred Stock to the Issuer.

          C G. Grefenstette owns directly 2,971 shares of Common Stock and 8,064 Non-Qualified Stock Options. The 1985 Trust disclaims beneficial ownership of these shares and options.

     (b)  Power to Vote or Dispose of Shares

          Not applicable

     (c), (d) and (e).  Not applicable.


Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer.

     None

Item 7.  Material to be Filed as Exhibits

     Exhibit 1. Information concerning officers and directors of reporting persons and certain affiliates thereof.


                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         WILMINGTON SECURITIES, INC.

                               /s/ Andrew H. McQuarrie
                         By _________________________________________
                              Andrew H. McQuarrie, Vice President


                         WILMINGTON INVESTMENTS, INC.

                               /s/ Andrew H. McQuarrie
                         By _________________________________________
                              Andrew H. McQuarrie, Vice President

                         THE HILLMAN COMPANY

                              /s/ Lawrence M. Wagner
                         By _________________________________________
                              Lawrence M. Wagner, President


                         HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN
                         & C. G. GREFENSTETTE, TRUSTEES OF THE HENRY
                         L. HILLMAN TRUST U/A DATED NOVEMBER 18,
                         1985

                              /s/ C. G. Grefenstette
                         By _________________________________________
                              C. G. Grefenstette, Trustee

                              /s/ C. G. Grefenstette
                         ____________________________________________
                         C. G. Grefenstette

                              /s/ Henry L. Hillman
                         ____________________________________________
                         Henry L. Hillman

                              /s/ Elsie Hilliard Hillman
                        ____________________________________________
                         Elsie Hilliard Hillman